Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(Dollars in Millions)

	Six Months Ended June 30		Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000

Portion of rentals representing interest	$31	$30	$57	$63	$66	$54	$50

Capitalized interest, including discontinued operations	41	23	48	41	16	27	19

Other interest and fixed charges, including discontinued operations	68	136	279	270	316	349	375

Total fixed charges (A)	$140	$189	$384	$374	$398	$430	$444

Earnings-pretax income with applicable adjustments (B)	$2,004	$1,388	$2,843	$2,422	$1,446	$3,365	$1,884

Ratio of (B) to (A)	14.31	7.34	7.40	6.48	3.63	7.83	4.24